SEC FILE NUMBER 000-10792

CUSIP NUMBER 440407104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HORIZON BANCORP, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

515 Franklin Street

Address of Principal Executive Office (Street and Number)

Michigan City, IN 46360

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 6, 2023, Horizon Bancorp, Inc. (“Horizon Bancorp” or the “Company”) received a letter (the “Letter”) from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that, as a result of not having timely filed its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) by March 1, 2023 with the Securities and Exchange Commission (the “SEC”), the Company is not in compliance with NASDAQ Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the SEC.

Prior to receiving the Letter from NASDAQ, the Company believed it qualified as an “accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore, the deadline for filing its 2022 Form 10-K was March 16, 2023. As a result, the Company planned to file its 2022 Form 10-K prior to such deadline. However, the Company has now concluded that it made a calculation error in computing its public float and that it instead qualifies as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act for purposes of its 2022 Form 10-K. As a result, the filing deadline for the Company’s 2022 Form 10-K was March 1, 2023.

The Company furnished as Exhibit 99.1 to its Form 8-K filed January 25, 2023, a press release (the “Earnings Release”) disclosing the Company’s preliminary and unaudited results for the three and twelve months ended December 31, 2022.

In addition, the Company has identified material weaknesses in the Company’s internal controls over financial reporting relating to: (i) accounting revisions of previously issued financial statements with respect to the classification of sold commercial loan participation balances, the reporting of indirect loan dealer reserve asset balances and related amortization expense and the classification of certain available for sale and held to maturity securities from private labeled mortgage-backed pools to federal agency mortgage pool, which revisions were previously disclosed in the Earnings Release and the Company’s Form 10-Q filings during 2022, in addition to errors in previously issued financial statement disclosures relating to the transfer of available for sale to held to maturity securities and the cash flow classification of repurchases of outstanding stock from an investing activity to a financing activity, which will be disclosed for the first time in the 2022 Form 10-K, and (ii) a calculation error in the Company’s public float as noted above. The Company has already addressed (or expects that, by the filing of the 2022 Form 10-K, it will have addressed) all of these material weaknesses, and they will be further discussed in the 2022 Form 10-K.

The Company does not expect to report any material changes to its financial results previously reported in the Earnings Release.

The Company is working diligently with its auditors to finalize the audit and the 2022 Form 10-K and intends to file its 2022 Form 10-K as soon as possible.

Forward Looking Statements

This report contains forward-looking statements, and any statements other than statements of historical fact could be deemed to be forward-looking statements. These forward-looking statements include, among other things, statements regarding the expected timing for the filing of the 2022 Form 10-K, the findings of material weaknesses in the Company’s internal control over financial reporting, the lack of material changes to the results included in the Earnings Release and related matters. These statements are subject to risks and uncertainties, and actual results may differ materially from these statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark E. Secor	(219)	879-0211
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021, please see the Earnings Release.

HORIZON BANCORP, INC.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 10, 2023	By:	/s/ Mark E. Secor
	Name:	Mark E. Secor
	Title:	Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).